Exhibit 99.1

São Paulo - January 12, 2006

GLOBAL PULP MARKET UPDATE	P. 2

PRODUCTION AND SALES	P. 3

INCOME STATEMENT 4Q05	P. 5

DEBT AND CASH STRUCTURES	P. 8

EBITDA ANALYSIS	P.10

CAPITAL EXPENDITURE - FORECAST	P.11

VERACEL INFORMATION	P.12

DIVIDENDS	P.16

ADDITIONAL INFORMATION	P. 17

Additional information: Denys Ferrez or André Gonçalves (55-11)3301-4131 invest@aracruz.com.br

Conference Call: January 12, 2006 -10:00 a.m. (NY time). To join us, please dial: (1-973) 935-2101 Code: ARACRUZ.

The call will also be web cast on Aracruz’s website www.aracruz.com.br

Highlights of the FY2005 - growth and new records

Record annual pulp production (2.8 million tons) and sales (2.6 million tons), up 12% and 6%, respectively, compared to the previous year.
Record EBITDA[1] of $685.9 million, up 14% on the previous year.
Net income in 2005 was $341 million, or $3.3 per ADR, compared to $227 million in 2004, an increase of 50%.
Record net revenue of $1.34 billion, up 15% from the previous year.
Aracruz has been included in the select DJSI World 2006.
Aracruz is now ‘investment grade’ in foreign currency too, according to S&P.
Dividends for the 2005 base year, including the management's most recent proposal, will total approximately $2.00 per ADR, 30% higher than in 2004.

Highlights of the 4Q05

Record pulp production (759,000 tons) and sales (777,000 tons), respectively 16% and 11% higher than in the same period of the previous year.
Record net revenue of $398 million, 24% up on the same period of the previous year and 23% higher than in the previous quarter.
Adjusted EBITDA of $186.3 million, up 15% in comparison with the same period of the previous year.
Net income in the quarter was $142 million, or $1.38 per ADR, 130% higher than in the same period of the previous year.

Aracruz – Summary	Unit of Measure	4Q05	4Q04	% QoQ	FY 2005	FY 2004	FY % var.
Net revenue	$ million	398.5	321.9	24%	1,345.2	1,167.1	15%

EBITDA (including Veracel) [1]	$ million	186.3	162.0	15%	685.9	600.9	14%

EBITDA margin (including Veracel) [1]	Percentage	47%	50%	(3p.p. )	51%	51%	—

Net Income	$ million	142.3	62.0	130%	341.1	227.2	50%

Earnings per ADR	$ per ADR	1.38	0.60	130%	3.31	2.20	50%

Cash earnings per ADR	$ per ADR	1.91	1.16	65%	5.26	4.20	25%

Adjusted pulp sales volume [2]	Tons	777,000	699,000	11%	2,605,000	2,450,000	6%

Paper sales volume	Tons	12,000	13,000	(8%)	55,000	49,000	12%

Pulp production volume (including Veracel)	Tons	759,000	654,000	16%	2,786,000	2,497,000	12%

Net debt	$ million	744.3	925.5	(20%)

Net debt (including Veracel)	$ million	1,142.4	1,150.9	(1%)

1 Adjusted for other non-cash items (see reconciliation to Net Income on page 24).

2 Aracruz sales plus 50% of Veracel’s sales to non-affiliated parties (see breakdown on page 3).

Aracruz Celulose S.A. (NYSE: ARA) presents its consolidated fourth quarter 2005 results, according to US GAAP and stated in US dollars. The company uses the equity method of accounting for Veracel Celulose S.A. in which it owns 50% stake.

Global Pulp Market Update

The strong performance achieved by the world economy in the third quarter of 2005 continued through the fourth quarter, providing a positive scenario for pulp and paper demand towards the end of the year.

With respect to the paper market, despite higher costs and plant closures during the quarter, P&W production continued at same level as in 2004. On a regional basis, the strongest demand came from Western Europe, with an increase of 3.4%.

Market pulp fundamentals were dissimilar for softwood and hardwood through the fourth quarter, although overall world pulp demand continued marginally positive. The best reflection of this distinction was the higher price achieved by hardwood grades in markets such as Western Europe and Asia.

World pulp producers’ inventories closed November at 32 days of supply. In 2005, such inventory levels were previously seen only in February, when price hikes were implemented. On the consumer side, pulp inventories in Europe reached their lowest level since July 2001, closing at 27 days of supply.

In October and November, Eucalyptus demand reached a total of 1.6 million tons, an increase of 1.4% in comparison with the same period of 2004. In the 12 months to November, Eucalyptus market pulp increased its market share by 3 percentage points, accounting for 56% of total hardwood demand.

Hardwood Demand - Market Share by Grade

November 2004
LTM

SBHK
15%

NBHK
32%

BEKP
53%

November 2005
LTM

SBHK
14%

NBHK
30%

BEKP
56%

Source: PPPC and Aracruz. LTM = Last twelve months

BEKP = Bleached Eucalyptus Kraft Pulp

NBHK = Northern Bleached Hardwood Kraft

SBHK = Southern Bleached Hardwood Kraft

During the last quarter of 2005, the Chinese reentered the pulp market, getting their purchases in before their new year starts, at the end of January.

ARACRUZ RESULTS - FOURTH QUARTER 2005 2

Production and Sales

The impact of disruptions in pulp and paper production, which most probably will continue through 2006, and discipline on the pulp production side, also contributed to keep the market balanced towards the end of 2005.

The year 2006 is starting with very positive signs for the pulp market in the short term. World growth is expected to sustain the good performance seen in the 4Q2005, with a well balanced pulp market, pulp inventories at historically low levels, expected increased downtime in the first quarter of 2006, and limited new capacity coming on stream.

Aracruz pulp production, without the 50% of Veracel, totaled 642,000 tons in the fourth quarter of 2005, 2% lower than the 654,000 tons in the same period of the previous year. There were 11 days of maintenance downtime at the Guaíba Unit during the quarter.

In the fourth quarter, Veracel Celulose S.A. (50% owned by Aracruz) generated a total output of 234,000 tons of pulp, of which 160,000 tons were sold to Aracruz.

Aracruz Production

50% of Veracel Production

4T04

4T05

642

654

2004

2005

759

117

2,497

Pulp Production Volume
(000 tons)

2,786

234

2,552

At the Guaíba unit, paper production in the quarter totaled 12,000 tons, consuming approximately 10,000 tons of the pulp produced. Paper inventories were at 1,000 tons at the end of December 2005 and paper sales in the fourth quarter of 2005 totaled 12,000 tons.

Aracruz pulp sales reached 777,000 tons in the fourth quarter, with 83% of the pulp being produced internally and 17% of the pulp being supplied by Veracel and resold by Aracruz in the market, compared to 699,000 tons in the same period of the previous year.

ARACRUZ RESULTS - FOURTH QUARTER 2005 3

699

4Q04

4Q05

777

776

1

Aracruz Sales Volume

50% of Veracel's direct sales

2.450

2004

Pulp Sales
(000 tons)

2,605

2005

2.591

14

At the end of December, inventories at Aracruz were at 395,000 tons, or 49 days of production, compared to 379,000 tons, or 47 days, at the end of September 2005. The inventory level at Veracel, at the end of December 2005, represented an additional 2 days of production for Aracruz (50% stake), compared to 7 days at the end of September 2005.

Pulp sales distribution by region

FY 2005

Europe

43,3%

North America

35,1%

Asia

19,7%

Brazil

1,5%

Latin America

0,4%

Fourth Quarter 2005

Europe

37,8%

Asia

28,5%

North America

32,4%

Brazil

1,1%

Latin America

0,2%

Fourth Quarter 2004

Europe

38,6%

North America

38,9%

Asia

19,3%

Brazil

2,1%

Latin America

1,1%

FY 2004

Europe

41,4%

North America

33,9%

Asia

21,8%

Latin America

0,9%

Brazil

2,0%

ARACRUZ RESULTS - FOURTH QUARTER 2005 4

Income Statement 4Q05

Aracruz’s focus is on long-term relationships and the quality of those it has with its customers is reflected in the effective stability of its sales distribution by end use, as shown below:

Tissue

57%

Pulp Sales distribution by end use - 2005

Specialties

22%

Printing &

Writing

21%

The average list pulp price in the quarter was $597/ton, compared to $518/ton in the same period of last year. This was slightly down from the average list price, of $604/ton, in the third quarter of 2005.

Total net operating revenue came to $398.5 million, $76.6 million higher than in the same period of 2004.

Net paper operating revenue amounted to $10.5 million in the quarter, the same level as in the 4Q04.

Net pulp operating revenue during the quarter amounted to $387.9 million, compared to $309.9 million in the same period of the previous year. Revenue increased mainly as a result of the 11% higher sales volume.

The total cost of sales was $252.1 million in the fourth quarter of 2005, compared to $195.9 million in the same period of the previous year.

65%

4Q05 - cost of sales breakdown

3%

15%

17%

Pulp production

Pulp purchases

Inland and ocean freight plus insurance

Paper production

The Aracruz pulp production cost in the quarter was $263/ton, compared to $222/ton in the same period of 2004. The cash production cost (net of depreciation and depletion) of pulp in the quarter was $177/ton, compared to $149/ton in the same period of the previous year (see table below).

Note: The information provided in this paragraph does not include any figures from Veracel.

ARACRUZ RESULTS - FOURTH QUARTER 2005 5

Cash Production Cost	US$ per ton
4Q04	149

Wood cost - (lower purchased wood volume)	(13)

Brazilian currency appreciation against the US dollar	26

Higher maintenance cost (plant shutdown, materials & services)	9

Raw materials (chemicals, fuel and other) - higher cost and specific consumption	5

Other	1

4Q05	177

Note:1) not including Veracel’s figures; and 2) see reconciliation to GAAP numbers on page 23.

The cash production cost in the fourth quarter of 2005 was up $9/ton in relation to that of the third quarter of 2005, mainly due to the $4/ton negative impact of additional appreciation of the real against the dollar (average exchange rate in the 3Q05 was R$2.3434/US$1.00 and in the 4Q05 was R$2.2520/US$1.00) and $7/ton of higher wood harvesting and transportation cost (that also includes $2/ton of annual sea barge port license cost), partially offset by $3/ton of lower fixed costs due to higher production volume.

Although the average exchange rate of the real against the dollar appreciated 16.8% in 2005, in relation to the 2004 figure, the average cash cost in 2005 was $165/ton, only $14/ton (9%) higher than in 2004, mainly because of the reduction in the volume of wood purchased, in favor of greater use of company-produced wood.

In the year 2005, the company’s financial management distinguished itself in managing to absorb much of the foreign exchange impact on cash flow, principally through the use of financial derivatives.

This financial management was the result of a Board approved financial policy that determined specific criteria and indicators for the management of liquidity, market and credit risks, in arbitrage and other opportunities, besides the hedging transactions. The financial policy also defined prudent limits for these operations, based on best corporate governance practice.

The full year 2005 hedging transaction results (dollar future contracts) showed a gain of $29.2 million, equivalent to approximately $11/ton produced in 2005.

If we were to include the gains obtained in 2005 on hedging transactions using derivatives, the cash cost would be close to that of 2004 (see below).

151

154

$11 / t

2004

2005

Aracruz average cash production cost

US$ / t

165

Gains on hedging transactions.

See financial results for details.

The average Aracruz-cash production cost 2005 may be broken down as follows:

ARACRUZ RESULTS - FOURTH QUARTER 2005 6

Aracruz Cash Production Cost*

2005

variable cost - 66%

fixed cost - 34%

Chemicals = sodium hydroxide, sodium chlorate, sulphuric acid, hydrogen peroxide, oxygen and other.

Fuel = “BPF”oil, natural gas, coal and biomass.

Maintenance = materials, services, plant shutdown and sustainable projects.

Wood

39%

Chemicals

18%

Fuel

8%

Packaging

1%

Other

8%

Personnel

7%

Maintenance

19%

*Does not include Veracel information

Approximately 75% of the company’s cash production cost is presently correlated to the local currency (real - R$). The average exchange rate in the fourth quarter was R$2.2520 per US$1.00, against R$2.7825 per US$1.00 in the same period of 2004, representing a 19% appreciation of the real against the US dollar.

Sales and distribution expenses were $18.0 million, $2.7 million higher than in the same period of 2004, mainly due to the higher sales volume.

Administrative expenses were $11.1 million, $3.1 million higher than in the same period of 2004, mainly due to the approximately $1.9 million negative impact of the appreciation of the real against the dollar and $2.5 million of non-recurring expenses (moving the corporate office), partially offset mainly by $0.8 million lower legal fees.

The result of other net operating expenses in the quarter was $4.4 million, compared to $8.1 million in the same period of the previous year, mainly due to the book loss of $5.1 million on the sale of 2/3 ownership in Aracruz Produtos de Madeira S.A. (APM) and tax credits of $2.0 million, both recorded in the same quarter of last year.

The sum of the financial and currency re-measurement results in the quarter showed a net expense of $21.7 million, compared to $2.5 million in the same period of the previous year. However, the figure for the year 2005 amounted to a credit of $9.5 million, compared to an expense of $47.7 million in the previous year (see table below).

(US$ million)	4Q05	4Q04	FY 2005	FY 2004
Financial Expenses	32.4	31.1	137.3	120.0

Interest on financing	24.9	24.2	99.3	93.8

Taxes (PIS/COFINS and CPMF)	1.1	1.6	4.1	11.9

Interest on fiscal contingency provisions	5.4	3.8	31.0	12.2

Other	1.0	1.5	2.9	2.1

Financial Income	(18.2)	(21.1)	(125.4)	(56.1)

Currency re-measurement - (gain)/loss	7.5	(7.5)	(21.4)	(16.2)

Total	21.7	2.5	(9.5)	47.7

ARACRUZ RESULTS - FOURTH QUARTER 2005 7

In the fourth quarter, the “Interest on Financing” results were slightly higher than in the same period of last year mainly due to higher floating interest rates based on LIBOR.

The “Financial Income” in the quarter was negatively affected by the impact on our hedging transactions (dollar future contracts) of a devaluation of the local currency (R$) that occurred towards the end of the year, which was partially offset by a 40% greater average cash balance, when compared with same period of the previous year.

Based on closing exchange rates, during the fourth quarter, the local currency (R$) depreciated 5.3% against the US dollar, compared to an appreciation of 7.1% during the same period of the previous year. The closing exchange rate on December 31, 2005 was R$2.3407 per US dollar.

Debt and Cash Structure

The equity result showed a gain of $10.4 million, $10.9 million from Veracel and a loss of $0.5 million from Aracruz Produtos de Madeira S.A. (see Veracel Information section for more details)

Income tax and social contribution in the fourth quarter amounted to a credit of $40.8 million, against a charge of $24.9 million in the same period of the previous year, representing a tax credit of 40% on profit before income taxes during the quarter.

This tax credit occurred for two main reasons, the first being that the principal tax charges are calculated based on the parent company (unconsolidated) Brazilian GAAP results and were influenced by deductible local currency exchange loss on U.S. dollar financing. The second reason was the declaration during the fourth quarter of R$168.8 million in Interest on Shareholders’ Equity payments, which are also deductible for tax purposes.

For the full year 2005, income tax provision represented 17.5% of profit before income taxes, in comparison to 23.6% for 2004.

The company’s gross debt amounted to $1,302.3 million at the end of December 2005, $91.8 million lower than at the end of September 2005.

(US$ million)	December 31, 2005	September 30, 2005
SHORT-TERM DEBT	292.0	334.8

Current portion of long-term debt	204.4	231.2

Short term debt instruments	80.5	92.8

Accrued financial charges	7.1	10.8

LONG-TERM DEBT	1,010.3	1,059.3

TOTAL DEBT	1,302.3	1,394.1

Cash, cash equivalent and investments	558.0	638.7

NET DEBT	744.3	755.4

ARACRUZ RESULTS - FOURTH QUARTER 2005 8

The local currency debt corresponds entirely to long-term BNDES (Brazilian Development Bank) loans. The debt maturity as at December 31, 2005 was as follows:

US$ million

54.0

51.2

49.7

25.4

45.0

238.0

183.4

170.6

115.4

226.0

1.3

142.3

2006

2007

2008

2009

2010

2011

onwards

Local Currency

Foreign Currency

292.0

140.8

220.3

271.0

143.6

234.6

At the end of 2005, short term debt represented 22% of the total. With regard to the liquidity target, which aims for cash investments to equal at least twelve months of future debt amortization, in December 2005, this ratio was at the comfortable level of 2.3x.

(US$ million)	Principal	% of total		Average interest rate

Foreign Currency	1,070	83%		6.4% p.a.

Trade Finance - long-term	184	14%	floating	5.8% p.a.

Trade Finance - short-term	78	6%	fixed	4.1% p.a.

Securitization	712	55%	fixed	6.6% p.a.

IFC	50	4%	floating	7.4% p.a.

Import Financing	6	0%	floating	4.0% p.a.

BNDES	40	3%	floating	9.7% p.a.

Local Currency	225	17%		13.0% p.a.

TJLP	225	17%	floating	13.0% p.a.

Total	1,295	100%

The management reaffirms its commitment towards seeking to reduce its funding costs and improve its debt maturity and, based on these goals, the following steps were taken during the quarter: approximately $90 million were repaid ahead of the original maturity, since the interest rate was no longer considered attractive; the average maturity on borrowing totaling $140 million was extended from 2.2 years to 6.3 years and its cost was reduced by 55 bps; an additional $40 million are under negotiation and important further measures are on track for completion in the first half of 2006. The management’s average debt maturity target for the end of 2006 is 6 years.

ARACRUZ RESULTS - FOURTH QUARTER 2005 9

Cash, cash equivalent and investments, at the end of the quarter, totaled $558.0 million, of which $524.1 million was invested in local currency instruments and $33.9 million was invested in US dollar time deposits.

Net debt (gross debt less cash holdings) amounted to $744.3 million at the end of the quarter, $11.1 million lower than at the end of the previous quarter, mainly due to positive operating cash generation, partially offset by $45.6 million of capital expenditure, $21.8 million of capital increase in affiliated companies, $7.3 million of Interest on Stockholders’ Equity (withholding taxes) and $15.1 million of currency re-measurement loss. At the end of the quarter, the net debt to total capital ratio was 27%. If we added in a 50% share of Veracel’s net debt, this ratio would be 37%.

EBITDA Analysis

The fourth quarter 2005 adjusted EBITDA, including 50% of Veracel, before other non-cash charges, totaled $186.3 million, compared to $162.0 million in the same period of the previous year, mainly as a consequence of 13% higher net pulp prices and 11% higher sales volume, partially offset by the negative impact of the higher cash production cost (see details on page 23) and the higher cost of logistics (basically due to a higher percentage of sales to Asia – 29% in the 4Q05 versus 19% in the 4Q04), resulting in an adjusted margin of 47% in the fourth quarter (50% in the 4Q04).

Please note also that part of the increase in the cost of goods sold is due to increased pulp purchases from Veracel, which were than resold by Aracruz to its own customers, with extra cost being offset by the EBITDA generated in Veracel.

162

EBITDA(*)

4Q04

including

50% of

Veracel

Change in

50% of

Veracel

EBITDA

Higher

Sales

Volume

Higher

Average

Prices

Higher

Cash

COGS (1)

Higher

SG&A

EBITDA(*)

4Q05

including

50% of

Veracel

15

18

44

186

(6)

(47)

(*) Adjusted for other non-cash items

(1) COGS = Cost of Goods Sold

The full year 2005 adjusted EBITDA amounted to $685.9 million, compared to $600.9 million in the previous year, an increase of 14%, mainly due to higher pulp prices and sales volume, partially offset by a higher cash cost (due to local currency appreciation against the dollar, but not including the $29 million gains on hedging transactions during the year) and pulp purchases from Veracel (which is offset by the EBITDA locked into Veracel). In the full year 2005, the adjusted EBITDA margin was 51%, the same level as in the previous year.

ARACRUZ RESULTS - FOURTH QUARTER 2005 10

(*) Adjusted for other non-cash items

(1) COGS = Cost of Goods Sold

US$ million

601

686

11

36

119

(66)

(15)

EBITDA(*)

2004

including

50% of

Veracel

Change in

50% of

Veracel

EBITDA

Higher

Sales

Volume

Higher

Average

Prices

Higher

Cash

COGS (1)

Higher

SG&A

EBITDA(*)

2005

including

50% of

Veracel

 Capital Expenditure - Realized

Capital expenditure and investment were as follows:

(US$ million)	4Q 05	FY 2005
Silviculture	19.8	65.2

On-going industrial investment	12.9	40.1

Forest and land purchases	1.1	2.4

Other forestry investments	1.0	3.8

Guaíba Unit optimization	8.7	26.7

Miscellaneous projects	2.1	9.7

Total Capital Expenditure	45.6	147.9

Aracruz capital increase in affiliated companies	21.8	69.1

Total Capital Expenditure and Investment	67.4	217.0

Guaíba Unit optimization – the systems involved in the modernization of the Guaíba Unit went into operation in November 2005, just as planned, and achieved their performance targets.

The optimization project will allow additional production of 30,000 tons in 2006, bringing the Guaíba Unit’s nominal capacity to 430,000 tons/year.

Capital Expenditure - Forecast

The capital expenditure forecast also shows 50% of Veracel’s figures, as follows:

(US$ million)	2006E	2007E	2008E	2009E
1. Barra do Riacho Unit optimization	77	115	—	—

2. Regular investments - (Barra do Riacho and Guaíba)	115	120	125	125

3. Other	20	—	—	—

Sub-total - (Aracruz only)	212	235	125	125

4. Half of Veracel’s capital expenditure (Aracruz’s stake)	33	15	16	12

Total - including Aracruz’s stake in Veracel	245	250	141	137

ARACRUZ RESULTS - FOURTH QUARTER 2005 11

1. Barra do Riacho Unit optimization – the project will improve the technology and performance in the pulp production process, introducing flexibility to adapt the pulp to different market requirements.

These improvements will be made by modifying and/or replacing equipment at plants “A”, “B” and “C”, leading to a sustainable increase in nominal capacity of 200,000 tons/year.

The plant investment is estimated at $192 million, or $960/ton, with 80% of the items produced domestically and 20% imported.

Implementation is forecasted to commence in the first half of 2006 and should be concluded in the third quarter of 2007 (around 18 months), with full capacity (of 2.33 million tons/year) being attained within a period of 36 months, in increments of 130,000 tons in 2007; 50,000 tons in 2008; and 20,000 tons in 2009, totaling 200,000 tons.

2. Regular investments – include silviculture, mill maintenance and corporate investments.

3. Other – road works for harvesting in new areas and 2005 carry-over of silviculture.

4. Half of Veracel’s capital expenditure (Aracruz’s stake) – this represents 50% of the regular investment to be made by Veracel. (further details on page 13).

Veracel Information

On November 6, 2005, the Veracel pulp mill officially attained its design capacity. The so called “learning curve phase” was considered completed, after the mill had produced for 30 consecutive days at an average output of 2,543 tons per day. This was achieved 174 days after the mill’s start-up, when the first chips were fed to the digester, last May.

The quality curve had already been achieved in June, when a level of over 97% of prime grade product had been continuously recorded for a period of 30 days. Both accomplishments represent world records for a greenfield pulp mill and are two more significant achievements in the successful development of the Veracel project.

Other records were achieved during implementation: the overall project took 22 months from getting the green light until start-up, with a construction period of only 17 months.

Veracel is a 50-50 joint venture between Aracruz Celulose and Stora Enso and is located in the state of Bahia, Brazil. Its nominal capacity is 900,000 tons/year of high quality bleached eucalyptus pulp. This investment has been the largest private sector project in Brazil during the past few years and is generating nearly 3,000 direct and 7,000 indirect permanent jobs in the region.

The new mill is considered to be state of the art in pulp manufacturing, making use of the most modern equipment, facilities, construction methods and environmental control systems.

With the exception of the “start-up” pulp, the output of the new plant has been and will be sold in its entirety to the controlling shareholders, in the same proportion as their shareholdings (50% each). Aracruz re-sells the pulp to its customer base and Stora uses its share for its own consumption.

Veracel pulp production totaled 234,000 tons in the fourth quarter of 2005. At the end of December, inventory stood at 75,000 tons of pulp.

ARACRUZ RESULTS - FOURTH QUARTER 2005 12

Veracel pulp sales reached 264,000 tons in the fourth quarter, of which 160,000 tons went to Aracruz, 102,000 tons went to the other controlling shareholder and 2,000 for other purposes.

VERACEL CELULOSE S.A BALANCE SHEET (expressed in millions of US dollars)

ASSETS	Dec. 31, 2005	Dec. 31, 2004	LIABILITIES	Dec. 31, 2005	Dec. 31, 2004
Current assets	137.6	75.5	Current liabilities	71.1	87.6

Cash investments	0.3	59.0	Short-term debt	38.4	20.8

Other current assets	137.3	16.5	Other accruals	32.7	66.8

Long term assets	89.5	47.8	Long-term liabilities	770.3	489.0

Other long term assets	89.5	47.8	Long-term debt	758.1	489.0

Permanent assets	1,188.4	978.8	Other long-term liabilities	12.2

			Stockholders’ equity	574.1	525.5

TOTAL	1,415.5	1,102.1	TOTAL	1,415.5	1,102.1

VERACEL’S TOTAL DEBT MATURITY AS AT DECEMBER 31, 2005
(US$ million)	Local Currency	Foreign Currency	Total Debt	%
2006	17.7	20.7	38.4	4.8%

2007	62.1	47.8	109.9	13.8%

2008	62.0	49.8	111.8	14.0%

2009	61.8	49.6	111.4	14.0%

2010	57.1	49.5	106.6	13.4%

2011 onwards	160.3	158.1	318.4	40.0%

Total	421.0	375.5	796.5	100%

Aracruz is a several guarantor of 50% of the indebtedness incurred by Veracel, and Stora Enso is the several guarantor of the other 50% of such indebtedness.

ARACRUZ RESULTS - FOURTH QUARTER 2005 13

VERACEL CELULOSE S.A STATEMENTS OF OPERATIONS
(Expressed in thousands of US dollars)

Income statement	4Q 05	FY 2005
Gross operating income	16.0	21.0

Sales expenses	4.7	6.7

Administrative expenses	4.8	20.2

Other, net	4.5	6.6

Operating income	2.0	(12.5)

Financial income	(0.2)	(2.5)

Financial expenses	4.0	31.3

Loss on currency re-measurement, net	(18.7)	56.7

Other, net	0.4	0.7

Income before income taxes	16.5	(98.7)

Income tax expense (benefit)	(5.2)	(11.9)

Net income	21.7	(86.8)

VERACEL CELULOSE S.A - STATEMENTS OF CASH FLOW

(Expressed in thousands of US dollars)

Statement of cash flow	4Q 05	YTD 05
Cash flow from operating activities

Net income (loss)	21.7	(86.8)

Adjustments to reconcile net income to net cash provided by operating activities	(5.7)	94.8

(Increase) decrease in assets	(40.1)	(142.3)

Increase (decrease) in liabilities	(17.7)	(24.1)

Net cash provided by operating activities	(41.8)	(158.4)

Cash flow from investments

Additions to property, plant and equipment	(26.7)	(260.4)

Other	0.3	0.4

Net cash (used in) investments	(26.4)	(260.0)

Cash flow from financing

Short-term and long-term debt, net	25.8	222.5

Capital increase	42.0	134.0

Net cash provided by (used in) financing	67.8	356.5

Effects of exchange rate changes on cash and cash equivalents	—	3.2

Increase (decrease) in cash and cash equivalent	(0.4)	(58.7)

Cash and cash equivalent, beginning of period	0.7	59.0

Cash and cash equivalent, beginning of period	0.3	0.3

EBITDA of VERACEL (expressed in thousands of US dollars)

(US$ million)	3Q 2005(*)	4Q 2005	FY 2005
Net income	(45.8)	21.7	(86.8)

Financial income	(0.5)	(0.2)	(2.5)

Financial expenses	17.2	4.0	31.3

Income tax	(3.0)	(5.2)	(11.9)

Loss on currency remeasurement, net	24.5	(18.7)	56.7

ARACRUZ RESULTS - FOURTH QUARTER 2005 14

Other	0.1	0.4	0.7

Operating income	(7.5)	2.0	(12.5)

Depreciation and depletion in the results (*)	11.1	22.2	42.9

EBITDA	3.6	24.2	30.4

Non-cash charges	2.9	0.8	3.6

Adjusted total EBITDA	6.5	25.0	34.0

(*) 3Q05 information revised.

Veracel’s capital expenditure forecast:

(US$ million)	2006E	2007E	2008E	2009E
- Regular investments	67	30	31	25

Veracel is jointly-controlled by Aracruz (50%) and Stora Enso OYJ (50%) and both shareholders must together approve all significant ordinary course of business actions, in accordance with contractual arrangements.

Stock Performance

From December 31, 2004 to December 31, 2005, Aracruz’s ADR price increased 6.1%, from $37.70 to $40.01. In the same period, the Dow Jones Industrial Average index and the S&P Paper and Forest index decreased by -0.6% and 4.7%, respectively.

Stock Price Performance - through December 30, 2005 (Base 100 = Dec. 31, 2004)

75

80

85

90

95

100

105

110

115

ARACRUZ ADR

Dow Jones Industrial

S&P Paper and Forest

106.1

99.4

95.3

12/31/2004

01/28/2005

02/25/2005

03/25/2005

04/22/2005

05/20/2005

06/17/2005

07/15/2005

08/12/2005

09/09/2005

10/07/2005

11/04/2005

12/02/2005

12/30/2005

Stock information	December 31, 2005
Total number of shares outstanding	1,030,587,806

Common shares	454,907,585

Preferred shares	575,680,221

ADR Ratio	1 ADR = 10 preferred shares

Market capitalization	$4.1 billion

Average daily trading volume – 4Q05 (Bovespa and NYSE)*	$14 million

*Source: Bloomberg

ARACRUZ RESULTS - FOURTH QUARTER 2005 15

Dividends

Dividends / Interest on Stockholder Equity

In addition to the Interest on Stockholders’ Equity already declared based on the profit for the fiscal year 2005, the management has proposed a supplementary dividend of R$150 million, to be submitted for approval at a General Stockholders’ Meeting to be held by April 30, 2006. If confirmed, it will represent a 30% increase in the total dividends for 2005, in relation to 2004, to approximately $1.98/ADR. The supplementary dividend was converted using the year-end exchange rate of R$2.3407/US$.

0.64

0.77

1.09

1.24

1.52

Management’s

proposal

Dividends/Interest distribution based on the Fiscal Year
(Gross amount US$ / ADR)

1.98

0.65

2000

2001

2002

2003

2004

2005E

1.33

Declaration Date	Fiscal Year of Reference	Dividends and Interest (1)	EX - DATE	Gross Amount (R$ Thousand)	Gross Amount per ADR (US$)	Initial Pay- ment Date
Dec.20, 2005	2005(*)	INTEREST(1)	Dec.28, 2005	168,800	0.72	Jan.13, 2006

Jun.20, 2005	2005(*)	INTEREST(1)	Jun.28, 2005	28,000	0.12	Jul.13, 2005

ARACRUZ RESULTS - FOURTH QUARTER 2005 16

Results According to Brazilian GAAP

May 19, 2005	2005(	)	INTEREST(1)	May 25, 2005	42,900	0.18	Jun. 13, 2005
Apr. 29, 2005	2004		DIVIDENDS	May 2, 2005	150,000	0.60	May 9, 2005

Apr. 19, 2005	2005(*	)	INTEREST(1)	Apr. 27, 2005	81,000	0.32	May 13, 2005

Dec. 21, 2004	2004(	*)	INTEREST(1)	Dec. 29, 2004	28,500	0.11	Jan. 11, 2005
Nov. 16, 2004	2004(	*)	INTEREST(1)	Nov. 23, 2004	32,000	0.12	Dec. 10, 2004
Oct. 19, 2004	2004(	*)	INTEREST(1)	Oct. 27, 2004	198,000	0.70	Nov. 11, 2004

Apr. 29, 2004	2003		DIVIDENDS	Apr. 30, 2004	360,000	1.24	May 14, 2004
Apr. 29, 2003	2002		DIVIDENDS	May 7, 2003	315,000	1.09	May 15, 2003

Apr. 30, 2002	2001		DIVIDENDS	May 2, 2002	180,000	0.77	May 13, 2002

Mar. 30, 2001	2000		DIVIDENDS	Apr. 2, 2001	136,878	0.64	Apr. 12, 2001

(1) Interest on Stockholders’ Equity

(*) Pre-payment of dividends

The local currency consolidated result, according to Brazilian GAAP - the accounting practices adopted in Brazil, was a net income of R$172.2 million for the quarter. Aracruz has also publicly released the unconsolidated financial results in Brazil, which under Brazilian GAAP serve as the basis for the calculation of minimum dividends and income taxes. In the fourth quarter of 2005, Aracruz Celulose S.A. reported an unconsolidated net income of R$190.0 million (net loss of R$36.0 million, excluding equity results).

Additional Information

1. Aracruz is also ‘investment grade’ in foreign currency

On November 4, 2005, Standard & Poor’s Ratings Services improved the company’s foreign currency corporate credit rating from “BB-” to an investment grade “BBB-”. This puts Aracruz’s foreign currency rating on a par with the company’s local currency corporate credit rating, which is three levels higher than Brazil’s current sovereign rating.

The company believes that this investment grade rating, awarded by an independent and internationally recognized institution, which we already had in local currency and now have in foreign currency too, represents a new milestone, emphasizing that the discount rate for Aracruz Celulose should be lower than that applied to Brazil.

This demonstration of international recognition bolsters the global position of Aracruz, the world’s leading producer of eucalyptus pulp and one of Brazil’s largest net exporters.

2. Aracruz included in Dow Jones Sustainability Index

In September, Aracruz Celulose was included in the select Dow Jones Sustainability Index (DJSI World) 2006. The list draws attention to the best corporate sustainability practices around the world, encompassing 317 companies from 58 sectors in 24 countries. A total of 2,500 companies were candidates for a place in this year’s index.

The Dow Jones Sustainability Index lists companies ranked in the top 10% in their respective

ARACRUZ RESULTS - FOURTH QUARTER 2005 17

industries worldwide. In the forestry sector, Aracruz, Stora Enso from Sweden-Finland (Aracruz’s partner in the Veracel pulp mill, in Bahia) and Finland’s UPM-Kymmene were the companies selected, effective as of September 19.

3. Aracruz enters Bovespa Corporate Sustainability Index - ISE

The company has been included in the Corporate Sustainability Index (ISE) launched on December 2, 2005 by the São Paulo Stock Exchange (BOVESPA). A pioneer initiative in Brazil, the ISE chose 28 corporations to comprise the portfolio of 34 shares of companies that are recognized for their commitment to social responsibility and business sustainability.

The ISE evaluated criteria relating to corporate governance, environmental management and stakeholder relationships, among others. The index will be reviewed on an annual basis.

4. US Dollar as the functional currency

Aracruz is the only Brazilian company in the pulp and paper industry that reports in US GAAP, using the US dollar as its functional currency.

Since 1994, the Board of Directors and management have considered the US dollar to be our functional currency, as it has been, and in our opinion remains, the currency in which we principally operate, as well as being our primary unit of economic measure.

Aracruz has 100% of its revenues linked to the US dollar (98% exported), while approximately 25% of the cash cost and approximately 85% of financing is also linked to this same currency (US$). Therefore, Aracruz’s hedging practice is to protect its US dollar - US GAAP balance sheet, and more recently the cash flow, against the local currency exposure, which arises mostly from its BNDES long-term local currency debt and from the 75% cash cost exposure to the local currency.

The major differences between using the US$ or the R$ as the functional currency are:

•	non-monetary items, such as fixed assets, are converted to US$ using historical dollar exchange rates (US$ as functional currency) or using the current exchange rate (R$ as functional currency);
•	exchange variation effects on currency conversion (gains or losses) are booked in the income statement (US$ as functional currency) or under stockholders’ equity (R$ as functional currency); and
•

profit and loss transactions are converted based on daily exchange rates, except for depreciation, which is converted using historical dollar exchange rates (US$ as functional currency) or based on daily exchange rates for all transactions (R$ as functional currency).

Consequently, some ratios and indices, such as “return on assets” (ROA), “return on equity” (ROE) and “Price to Earnings” (PEr), may not be directly comparable with those of companies using different functional currencies, due to the significant accounting differences between the two concepts.

ARACRUZ RESULTS - FOURTH QUARTER 2005 18

Therefore, in order to make a proper comparison, Aracruz should be measured against foreign peers using the same functional currency (US dollar).

5. Profitability ratios

	Unit of Measure	2003	2004	2005	3-year average
CEPS - Cash earnings per ADR	US$ / ADR	3.29	4.20	5.26	4.25

ROE - return on equity	% p.a.	8%	13%	19%	13%

ROCE (1) - return on capital employed before taxes	% p.a	12%	12%	15%	13%

ROCE (2) before taxes and excluding extraordinary items	% p.a	14%	13%	15%	14%

- includes Veracel figures

Note:

CEPS = (Net Income + depreciation, amortization and other) / Number of ADRs

ROE = Net Income / Stockholders’ equity in the beginning of the period

ROCE (1) = Operating Profit / Stockholders equity + Net Debt (average)

ROCE (2) = Operating Profit - extraordinary items / Stockholders equity + Net Debt (average)

6. Adjusted EBITDA comparison 3Q05 vs. 4Q05 - US$ million

US$ million

167

186

9

43

1

(8)

(26)

EBITDA(*)

3Q05

including

50% of

Veracel

Change in

50% of

Veracel

EBITDA

Higher Sales

Volume

Lower SG&A

Lower Prices

Higher Cash

COGS(1)

EBITDA(*)

4Q05

including

50% of

Veracel

(*) Adjusted for other non-cash items

(1) COGS = Cost of Goods Sold

In the fourth quarter, 29% of the total sales volume went to Asia, compared to 17% in the third quarter, thereby incurring increased logistics costs and reducing the average realized pulp prices despite the price stability.

Please note also that part of the increase in the cost of goods sold is due to increased pulp purchases from Veracel, which were then resold by Aracruz to its own customers with the extra cost being offset by the EBITDA generated at Veracel.

ARACRUZ RESULTS - FOURTH QUARTER 2005 19

Note: In the main body of the text (p.1 - 19), amounts are in US$ unless otherwise specified.

Aracruz Celulose S.A., with operations in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, is the world's largest producer of bleached eucalyptus kraft pulp. All of the high-quality hardwood pulp and lumber supplied by the company is produced exclusively from planted eucalyptus forests. The Aracruz pulp is used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing and specialty papers. The lumber, produced at a high-tech sawmill located in the extreme-south of the state of Bahia, is sold to the furniture and interior design industries in Brazil and abroad, under the brand name Lyptus. Aracruz is listed on the São Paulo Stock Exchange (BOVESPA), on the Latin America Securities Market (Latibex), in Madrid - Spain, and on the New York Stock Exchange (NYSE) under the ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying “Class B” preferred shares.

ARACRUZ RESULTS - FOURTH QUARTER 2005 20

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of US dollars, except for per-share amounts)				(unaudited)
	Three-month period ended - December 31,		Year ended - December 31,
	2005	2004	2005	2004

Operating revenue	449,169	366,951	1,531,665	1,322,731

Domestic	14,878	18,475	62,019	66,083

Export	434,291	348,476	1,469,646	1,256,648

Sales taxes and other deductions	50,710	45,087	186,432	155,618

Net operating revenue	398,459	321,864	1,345,233	1,167,113

Pulp	387,944	309,927	1,300,176	1,121,286

Paper	10,515	10,507	45,008	37,289

Sawn wood		1,430	49	8,538

Operating costs and expenses	285,673	227,349	898,141	810,463

Cost of sales	252,139	195,943	783,578	700,333

Pulp	244,363	188,254	754,315	666,264

Cost of sales related to pulp production and purchases	206,705	158,017	641,361	560,808

Inland freight, ocean freight, insurance and other	37,658	30,237	112,954	105,456

Paper	7,776	6,133	29,216	23,174

Sawn wood		1,556	47	10,895

Selling	18,020	15,306	64,430	53,850

Administrative	11,102	7,959	33,820	31,072

Other, net	4,412	8,141	16,313	25,208

Operating income	112,786	94,515	447,092	356,650

Non-operating (income) expenses	11,298	7,612	33,766	59,157

Financial income	(18,242)	(21,048)	(125,439)	(56,123)

Financial expenses	32,404	31,096	137,276	119,976

Interest on financing	24,936	24,239	99,328	93,760

Other	7,468	6,857	37,948	26,216

(Gain) loss on currency re-measurement, net	7,526	(7,538)	(21,386)	(16,197)

Equity results of affiliated companies	(10,377)	5,134	44,062	11,568

Other, net	(13)	(32)	(747)	(67)

Income before income taxes	101,488	86,903	413,326	297,493

Income taxes	(40,859)	24,925	72,228	70,256

Current	(7,025)	7,088	71,086	42,746

Deferred	(33,384)	17,837	1,142	27,510

Net income for the period	142,347	61,978	341,098	227,237

Depreciation and depletion in the results:	54,758	58,005	201,121	206,166

Pulp production cost	55,100	47,947	206,033	192,308

Forests and other	(2,489)	1,488	193	6,871

Other operating costs and expenses	1,362	1,687	5,389	7,773

Sub-total	53,973	51,122	211,615	206,952

Inventory movement	785	6,883	(10,494)	(786)

EBITDA	167,544	152,520	648,213	562,816

EBITDA (adjusted for other non-cash items)	173,820	164,328	668,944	594,988

ARACRUZ RESULTS - FOURTH QUARTER 2005 21

ARACRUZ CELULOSE S.A. – CONSOLIDATED BALANCE SHEETS (Expressed in thousands of US dollars)
ASSETS	Dec. 31, 2005	Dec.31, 2004	LIABILITIES	Dec. 31, 2005	Dec.31, 2004
Current assets	1,094,805	833,113	Current Liabilities	485,165	274,806

Cash and cash equivalents	34,114	36,474	Suppliers	84,839	52,869

Short-term investments	521,613	412,110	Payroll and related charges	19,525	15,486

Accounts receivable	253,306	208,336	Income and other taxes	21,492	42,123

Inventories, net	173,873	126,220	Current portion of long-term debt

Deferred income tax, net	14,439	9,853	Related party	59,130	51,567

Recoverable income and other taxes	89,727	36,984	Other	145,276	89,706

Other current assets	7,733	3,136	Short-term debt - export financing and other	80,496	3,767

Property, plant and equipment, net	2,068,547	2,133,896	Accrued financial charges	7,116	7,894

Investment in affiliated company	298,925	273,890	Interest on stockholders’ equity payable	65,947	10,433

Goodwill	207,050	207,050	Other accruals	1,344	961

Other assets	94,678	81,709	Long-term liabilities	1,314,086	1,440,265

Long-term investments	2,265	1,601	Long-term debt

Advances to suppliers	64,343	50,685	Related party	204,665	178,588

Deposits for tax assessments	20,476	17,369	Other	805,620	1,044,140

Recoverable income and other taxes	3,832	6,675	Deferred income tax, net	56,366	50,645

Other	3,762	5,379	Tax assessment and litigation contingencies	214,596	130,846

			Suppliers	9,988	14,118

			Other	22,851	21,928

			Minority interest	331	300

			Stockholders’ equity	1,964,423	1,814,287

TOTAL	3,764,005	3,529,658	TOTAL	3,764,005	3,529,658

ARACRUZ RESULTS - FOURTH QUARTER 2005 22

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF CASH FLOW (Expressed in thousands of US dollars)
	Three-month period ended - Dec. 31,		Year ended - Dec. 31,
	2005	2004	2005	2004
Cash flows from operating activities

Net income for the period	142,347	61,978	341,098	227,237

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and depletion	53,973	51,122	211,615	206,952

Equity results of affiliated company	(10,377)	5,134	44,062	11,568

Deferred income tax	(33,834)	17,837	1,142	27,510

Loss (gain) on currency re-measurement	7,526	(7,538)	(21,386)	(16,197)

Loss (gain) on sale of equipment	5	102	1,005	325

Loss on the sale of investment		5,125		5,125

Decrease (increase) in operating assets

Accounts receivable, net	(62,903)	(23,101)	(58,514)	8,449

Inventories, net	(8,932)	16,267	(47,653)	1,082

Interest on short-term investments	16,017	(15,902)	(45,206)	(81,639)

Recoverable income taxes	(6,631)	(10,946)	(45,170)	(18,904)

Other	2,150	1,692	(3,609)	(2,905)

Increase (decrease) in operating liabilities

Suppliers	35,277	(1,356)	26,825	(39,907)

Payroll and related charges	(5)	599	3,782	(1,420)

Tax assessment and litigation contingencies	(13,741)	13,170	38,953	39,793

Accrued financial charges	(3,698)	(1,075)	(811)	1,714

Other	(4,236)	(7,834)	(391)	(1,296)

Net cash provided by operating activities	112,938	105,274	445,742	367,487

Cash flows from investing activities

Short-term investments	(34,973)	(1,601)	2,014	(12,754)

Proceeds from sale of equipment	219	17,487	724	18,081

Investments in affiliate	(21,767)	(10,000)	(69,097)	(99,000)

Additions to property, plant and equipment	(45,662)	(24,740)	(147,884)	(94,541)

Net cash used in investing activities	(102,183)	(18,854)	(214,243)	(188,214)

Cash flows from financing activities

Short-term debt, net	(10,625)	1,732	86,962	(109,503)

Long-term debt

Issuance	60,205	55,000	85,205	362,488

Repayments	(125,399)	(87,203)	(265,564)	(266,511)

Treasury stock			(351)

Dividends and interest on stockholders’ equity paid	(7,261)	(82,776)	(139,420)	(198,668)

Net cash used in financing activities	(83,080)	(113,247)	(233,168)	(212,194)

Effects of exchange rate changes on cash and cash equivalents	(7,194)	(228)	(691)	3,111

Increase (decrease) in cash and cash equivalents	(79,519)	(27,055)	(2,360)	(29,810)

Cash and cash equivalents, beginning of the period	113,633	63,529	36,474	66,284

Cash and cash equivalents, end of the period	34,114	36,474	34,114	36,474

ARACRUZ RESULTS - FOURTH QUARTER 2005 23

Reconciliation of Operating Results

Brazilian GAAP v US GAAP (US$ million)	4Q 2005	YTD 2005
Net Income Parent Company (Brazilian GAAP)	81.2	503.1

Realized (Unrealized) profits from subsidiaries	(5.5)	(4.1)

Net Income Consolidated (Brazilian GAAP)	75.7	499.0

Depreciation, depletion and asset write-offs	(15.6)	(40.5)

Income tax provision - Fas 109	(4.2)	(7.2)

Equity results of affiliated company	18.9	(28.9)

Reversal of goodwill amortization	10.7	50.3

Foreign-exchange variation	56.8	(131.6)

Net Income Consolidated - (US GAAP)	142.3	341.1

Exchange rate at the end of December (US$1.0000 = R$2.3407)

Non-GAAP information Reconciliation

The Company believes that, in addition to the reported GAAP financial measures, the inclusion and discussion of certain financial statistics such as cash earnings per share, EBITDA and cash production cost allows management, investors, and analysts to compare and fully evaluate the unaudited consolidated results of operations.

Non-GAAP information Reconciliation - “Cash production cost”

	4Q05			3Q05			4Q04
	US$ million	Volume 000 tons	US$ per ton	US$ million	Volume 000 tons	US$ per ton	US$ million	Volume 000 tons	US$ per ton
Cost of sales	206.7	776.0		152.9	614.3		158.0	698.9

Pulp inventories at the beginning of the period	(101.3)	(379.4)		(96.3)	(371.0)		(84.5)	(333.7)

Pulp purchased	(52.1)	(160.5)		(10.3)	(34.1)		—	—

Pulp for paper production	2.8	10.0		2.8	12.2		2.3	11.1

Other	0.4			(0.4)	—		(0.7)	—

Pulp inventories at the end of the period	112.4	395.5		101.3	379.4		70.1	277.8

Pulp production cost	168.9	641.6	263	150.0	600.8	250	145.2	654.1	222

Depreciation and depletion in the production cost	(55.1)	—	(86)	(49.1)	—	(82)	(47.9)	—	(73)

Cash production cost	113.8	641.6	177	100.9	600.8	168	97.3	654.1	149

ARACRUZ RESULTS - FOURTH QUARTER 2005 24

Non-GAAP information Reconciliation - “Adjusted EBITDA, including 50% of Veracel”

(US$ million)	4Q 2005	3Q 2005	4Q 2004	FY 2005	FY2004
Net income	142.3	72.0	62.0	341.1	227.2

Financial income	(18.2)	(38.0)	(21.1)	(125.4)	(56.1)

Financial expenses	32.4	30.4	31.1	137.3	120.0

Income tax	(40.8)	43.3	24.9	72.2	70.2

Equity in results of affiliated companies	(10.4)	23.2	5.1	44.1	11.6

Gain on currency re-measurement, net	7.5	(10.5)	(7.5)	(21.4)	(16.2)

Other	—	(0.5)	—	(0.8)	(0.1)

Operating income	112.8	119.9	94.5	447.1	356.6

Depreciation and depletion in the results:	54.7	47.9	58.0	201.1	206.2

Depreciation and depletion	53.9	54.7	51.1	211.6	207.0

Depreciation and depletion - Inventory movement (*)	0.8	(6.8)	6.9	(10.5)	(0.8)

EBITDA	167.5	167.8	152.5	648.2	562.8

Non-cash charges	6.3	(4.1)	11.8	20.7	32.2

Provision for labor indemnity	1.2	0.6	0.3	2.9	1.4

Provision (reversal) for loss on ICMS credits	4.7	(10.1)	5.6	7.4	22.9

Provision (reversal) for loss on inventory	—	—	0.3	—	(0.2)

Provision for a tax contingency	—	4.2	0.2	8.0	1.3

Allowance for doubtful accounts receivable	—	—	—	0.1	0.4

Fixed asset write-offs	(0.1)	0.6	0.1	0.9	0.3

Loss on the sale of obsolete spare parts	0.5	0.6	0.2	1.4	1.0

Loss on the sale of affiliated company	—	—	5.1	—	5.1

Adjusted Aracruz EBITDA	173.8	163.7	164.3	668.9	595.0

50% of Veracel Adjusted EBITDA	12.5	3.2	(2.3)	17.0	5.9

Adjusted total EBITDA	186.3	166.9	162.0	685.9	600.9

Adjusted EBITDA margin - %	47%	51%	50%	51%	51%

(*) Revised - until 2004, the EBITDA was calculated using the total amount of “depreciation, depletion and amortization” based on production and in 2005 it is based on sales volume, in order to improve the quality of the information provided on a quarterly basis.

This press release contains statements which constitute forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be possible to realize. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date they are made.

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